Edward A. King	Goodwin Procter LLP
617.570.1346	Counsellors at Law
eking@goodwinprocter.com	Exchange Place
Boston, MA 02109
T: 617.570.1000
F: 617.523.1231
September 30, 2005
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549-3561
Attention: Michele M. Anderson

Re:	iRobot Corporation Amendment No. 2 to Registration Statement on Form S-1 File No. 333-126907
Ladies and Gentlemen:
This letter is being furnished on behalf of iRobot Corporation (the “Company”) in response to comments contained in the letter dated September 23, 2005 (the “Letter”) from Michele M. Anderson of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Colin M. Angle, Chief Executive Officer of the Company, with respect to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (File No. 333-126907) (as amended, the “Registration Statement”). Amendment No. 2 to the Registration Statement (as amended, “Amendment No. 2”), including the prospectus contained therein, is being filed on behalf of the Company with the Commission as of the date hereof.
The responses and supplementary information set forth below have been organized in the same manner in which the Commission’s comments were organized and all page references in the Company’s response are to Amendment No. 2 as marked. Copies of this letter and its attachments are being sent under separate cover to Ted Yu of the Commission. The Company respectfully requests that the Staff return to us all material supplementally provided by the Company once the Staff has completed its review.
General
1.	We note the artwork that will be used in the prospectus. We further note the numerous quoted statements from certain users of your products. In your response letter, please explain why consents from the quoted individuals are not required. Refer to Rule 436 of Regulation C. Alternatively, file the consents of the quoted individuals. In addition, please remove any statements that may constitute inappropriate hyping language, such as “Roomba is awesome.”
RESPONSE: The artwork contained in Amendment No. 2 has been revised in response to the Staff’s comment.
The Company acknowledges the Staff’s comment regarding the testimonials from certain users of the Company’s products (the “Users”) and supplementally advises the Staff that it does not believe that consents from these quoted individuals are required to be filed with Amendment No. 2 under Section 7 (“Section 7”) of the Securities Act of 1933, as amended (the “Securities Act”) and Rule 436 (“Rule 436”) promulgated by the Commission thereunder. Section 7 provides, in relevant part, that:
“If any accountant, engineer, or appraiser, or any person whose profession gives authority to a statement made by him, is named as having prepared or certified any part of the registration statement, or is named as having prepared or certified a report or valuation for use in connection with the registration statement, the written consent of such person shall be filed with the registration statement. If any such person is named as having prepared or certified a report or valuation (other than a public official document or statement) which is used in connection with the registration statement, but is not named as having prepared or certified such report or valuation for use in connection with the registration statement, the written consent of such person shall be filed with the registration statement...”
Rule 436 requires such consents only:
“If any portion of the report or opinion of an expert or counsel is quoted or summarized as such in the registration statement or in a prospectus...[or][i]f it is stated that any information contained in the registration statement has been reviewed or passed upon by any persons and that such information is set forth in the registration statement upon the authority of or in reliance upon such person as experts...”
The Company respectfully submits that the Users quoted in the prospectus are not “experts” within the meaning of the Securities Act and, as a result, is not required to file any experts’ consents for the reasons that follow.
The personal experiences of the Users reflected in the quotations should not be likened to the work performed by experts, such as an audit of financial statements by an independent registered public accounting firm. The Users do not fall within the category of “accountant, engineer, or appraiser, or any person whose profession gives authority to a statement made by him,” but rather are customers or end-users of the Company’s products. Inherent in the notion of an expert’s professional stature and of “expertised” information, within the meaning of Section 7 and Rule 436, is that such expert’s professional education and experience lends special authority to certain statements contained in a registration statement and that objective, rigorous and verifiable standards may be applied in evaluating its analysis and/or work product so as to make those portions of a registration statement prepared or certified by it more precise and reliable than others. Here, the Users do not possess any professional education or experience other than their personal experience with the product. The Users’ testimonials about their personal experiences with the Company’s products do not rise to the level of expertised information given the limited, basic nature of the quotations. To characterize the Users as experts would attribute to them a degree of professional education and special authority and to their quotations a degree of analytic review based on objective, rigorous and verifiable standards akin to that associated with independent accountants and their reports regarding financial statements contained in a registration statement. Such a characterization would be inconsistent with the facts and would be misleading to investors because they would place undue reliance on, and take undue comfort from, the characterization of the Users as experts. In this regard, the Company has revised the artwork to make clear that the statements are being made solely as users of the Company’s products.
In addition, the Users are not “named as having prepared or certified any part of the” or “named as having prepared or certified a report or valuation for use in connection with the” Registration Statement, since there is no “report or opinion” to be quoted or summarized as such in the Registration Statement. Moreover, the Registration Statement does not state or imply that the Users are experts who have reviewed or passed upon any information contained in it, as these phrases and terms are used by Section 7 and Rule 436. On the contrary, each of the testimonials were voluntarily provided by the Users completely independent of the registration process.
The Company respectfully submits that, in light of the analysis provided above, the Users referenced in the artwork to the prospectus are not “experts” within the meaning of the Securities Act and, as a result, the Company is not required to file any experts’ consents as exhibits to the Registration Statement.
2.	In your response letter, please clarify whether the current Form S-1 is intended to register the series A-1 junior participating cumulative preferred stock underlying the rights granted under the shareholder rights agreement. If not, confirm your understanding of our position that you must register the underlying securities before the rights are exercisable and the registration statement must be effective before securities are issued pursuant to the exercise of the rights.
RESPONSE: The Company supplementally advises the Staff that the Registration Statement is not intended to register the series A-1 junior participating cumulative preferred stock underlying the rights granted under the shareholder rights agreement. The Company supplementally confirms its understanding of the Staff’s position that the Company must register the underlying securities before the rights are exercisable and that the Registration Statement must be effective before securities are issued pursuant to the exercise of the rights.
Prospectus Summary, page 1
3.	Revise the first bullet under “Risks Associated with our Business” to quantify your historical net losses and accumulated deficit.
RESPONSE: The prospectus contained in Amendment No. 2 has been revised on page 3 in response to the Staff’s comment.

Risk Factors, page 6
4.	Please revise the subheadings for the risk factors “Our directors and management exercise significant control over our company” and “We do not currently intend to pay dividends on our common stock” so that they better describe the risks discussed.
RESPONSE: The prospectus contained in Amendment No. 2 has been revised on pages 22 and 23 in response to the Staff’s comment.
We depend on single source manufacturers..., page 9
5.	Disclose that you do not have any long-term contracts with Jetta Company Limited and that its manufacturing services are contracted for on a purchase order basis, as indicated in your response to prior comment 14. Also revise to address any risks resulting from this arrangement between you and Jetta Company Limited.
RESPONSE: The prospectus contained in Amendment No. 2 has been revised on page 9 in response to the Staff’s comment.
If we fail to protect, or incur significant costs in defending, our intellectual property..., page 16
6.	Please revise to indicate that the company is currently aware of possible infringement by competitors on its intellectual property and has taken legal action against these competitors. We note from the May 10, 2005 PC World article that the company has taken legal action against Koolatron. Your revised discussion should better describe the extent of any current infringement on the company’s intellectual property.
RESPONSE: The prospectus contained in Amendment No. 2 has been revised on page 17 in response to the Staff’s comment.
Management’s Discussion and Analysis, page 30
Comparison of Years Ended December 31, 2004 and 2004
7.	As previously requested by prior comment 32 of our August 26, 2005 letter, please provide quantified disclosure regarding the impact that the addition of new retailers had on your revenues. Readers should understand how much of the increase in revenues that occurred during this period can be attributed to the addition of new retailers. In addition, you should state the precise number of new retailers added during these historical periods. Apply similar revisions to all relevant historical periods, as applicable.
RESPONSE: The prospectus contained in Amendment No. 2 has been revised on pages 38, 40 and 41 in response to the Staff’s comment.
Working Capital Facility, page 45

8.	Briefly describe the “certain quarterly tangible net worth thresholds” that you must maintain under the terms of the working capital facility.
RESPONSE: The prospectus contained in Amendment No. 2 has been revised on page 46 in response to the Staff’s comment.
Working Capital and Capital Expenditure Needs, page 46
9.	We note your response to prior comment 38 of our August 26, 2005 letter. Disclose that the company does not have “detailed cash forecasts” for beyond December 31, 2005. Explain the basis of the company’s belief that it has sufficient liquidity for “at least the next twelve months” and “the foreseeable future,” despite the lack of cash forecasts. Readers should be informed of the degree of uncertainty in the company’s current assessment of its future cash needs and the possible consequences resulting from this uncertainty.
RESPONSE: The prospectus contained in Amendment No. 2 has been revised on page 46 in response to the Staff’s comment. As a point of clarification, the Company supplementally advises the Staff that it does have an operating plan that extends beyond December 31, 2005. The Company believes that its current operating plan supports its position that it has sufficient liquidity for at least the next twelve months and for the foreseeable future. The Company’s lack of a detailed cash forecast beyond such date, however, makes it impracticable and potentially misleading to quantify its future cash needs beyond the existing disclosure.
Government Product Backlog, page 66
10.	We note your response to prior comment 53 of our August 26, 205 letter. Please disclose in the registration statement that you do not have information regarding the backlog orders for a comparable date within the past fiscal year. Also explain why such information was not kept in the past.
RESPONSE: The prospectus contained in Amendment No. 2 has been revised on page 66 in response to the Staff’s comment.
Shares Eligible for Future Sale, page 85
11.	We note your response to prior comment 61 of our August 26, 2005 letter. Please disclose in the registration statement the following information:
•	there are no pre-established conditions for waiving the lock-up agreements’ terms and that the underwriters will make any determination to release the shares on a case-by-case basis;

•	the underwriters have sole discretion in determining if, and when, the lock-up agreements’ terms are waived; and

•	the company currently does not expect any waiver.
RESPONSE: The prospectus contained in Amendment No. 2 has been revised on pages 85 and 86 in response to the Staff’s comment.
Financial Statements
Note 2 — Summary of Significant Accounting Policies
Revenue Recognition, page F-8
12.	We note your response to prior comment 68. Regarding your statistical analysis labeled “Appendix I — Cumulative Return % for Total Sales as of 2/28/04,” please provide us with updated statistical information for cumulative returns as a percentage of total sales, including for the period ending July 2, 2005.
RESPONSE: The Company will supplementally provide the Staff via overnight courier a copy of updated statistical information for cumulative returns as a percentage of total sales, including for the period ending July 2, 2005.
Note 10 — Stock Option Plan, page F-17
13.	We reissue prior comment 72. Please revise your next amendment and comply with the disclosures outlined in our comment. For instance, we believe you do need to include the table as shown in your September 12, 2005 letter, and we also believe that your MD&A should fully discuss the significant factors, assumptions, and methodologies used in determining fair value and the reasons why management did not use a contemporaneous valuation by an unrelated specialist. Please note again that we will defer our final evaluation of your response until you provide all disclosures required in your registration statement. In this regard, we note that your Form S-1 does not include the estimated price range for the initial public offering.
RESPONSE: The prospectus contained in Amendment No. 2 has been revised on pages 34, 35, F-19 and F-20 in response to the Staff’s comment. In addition, to facilitate the Staff’s review of the Registration Statement to the extent such review is impacted by the valuation of the Company’s common stock, par value $0.01 per share (the “Common Stock”), the Company supplementally advises the Staff that it has been advised that the price range for the Common Stock to be sold in the proposed initial public offering is expected to be between $23.00 and $25.00 per share. The Company did not include a price range in the prospectus contained in Amendment No. 2 because it felt that it was too difficult to firmly estimate what the price will ultimately be. Nevertheless, the Company feels that it can provide an estimated price range that the Company would expect to use, assuming market conditions are favorable. While still subject to adjustment based on factors outside of the Company’s control, the Company believes the range is not subject to an undue risk of material revision.
Note 16 — Business Segment Information, page F-22

14.	We reissue prior comment 73. Please note that paragraph 32(b) of SFAS 131 requires that you shall provide reconciliation between “the total of the reportable segments’ measures of profit and loss,” which, in your case, would be gross profit or loss, “to the enterprise’s consolidated income or loss before income taxes, extraordinary items, discontinued operations, and the cumulative effect of changes in accounting principles.” Please revise or advise.
RESPONSE: The prospectus contained in Amendment No. 2 has been revised on page F-26 in response to the Staff’s comment.
     If you require additional information, please telephone either Mark T. Bettencourt at (617) 570-1091 or the undersigned at (617) 570-1346.

Sincerely,
/s/ Edward A. King
Edward A. King

cc:	Glen D. Weinstein, Esq. Mark T. Bettencourt, Esq. Christopher Keenan, Esq. Michael J. Berdik, Esq. Omar White, Esq.